UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                               COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Investment Company Act"), pursuant to the provisions of section 54(c) of the Investment Company Act, and in connection with such notice of withdrawal of election submits the following information:

                           SMALL CAP STRATEGIES, INC.
                (Name of Registrant as Specified in its Charter)

                        3651 Lindell Road, Suite D #146,
                             Las Vegas, Nevada 89103
                    (Address of principal executive offices)

                                 (702) 943-0330
                           (Issuer's telephone number)


                        COMMISSION FILE NUMBER 814-00720


Small Cap  Strategies,  Inc. (the  "Company") is withdrawing  its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

During August and September of 2008, the Company undertook negotiations with another company which, if acquired by the Company, would result in the Company being primarily an operating entity which is not permitted under the Investment Company Act and therefore, in order to pursue this transaction, the Company has determined that withdrawing its election is in the best interest of its shareholders. While the Company believes that it could feasible to operate as a BDC, the cost to due so, balanced against the opportunity presented to acquire another business and focus the Company's resources and capital to exploiting that business, justified presenting the matter to certain shareholders who agreed that the appropriate course of action would be to withdraw the Company's election to be regulated as a BDC under the Investment Company Act by filing a Form N-54C with the SEC and those shareholders, holding a majority of the voting shares of the Company did, by written consent, authorize the Company to take this action.

On September 25, 2008, the holders of an aggregate of 400,000 shares of Common Stock representing approximately 50.8% of the total shares of the Company's outstanding common stock entitled to vote on the matter, consented in writing without a meeting and therefore evidenced a vote in favor of the proposal to withdraw the Company's election to be treated as a business development company under the Investment Company Act. The affirmative vote of more than 50% of the outstanding shares of common stock was required to approve this proposal. Accordingly, the proposal received the votes required for approval.

SIGNATURE:

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SMALL CAP STRATEGIES, INC.
                                               a Nevada Corporation


                                               By: /s/ Bryce M. Knight
                                                   -----------------------------
                                                   Chief Executive Officer
Dated: November 24, 2008